Exhibit 99.1

Virax Biolabs Appoints Three Distributors for ImmuneSelect Research Products in Mainland China

Three new distributor agreements build on initial China sales and extend the Company’s distributor-led commercial strategy

LONDON, 29 October, 2026 /PRNewswire/ - Virax Biolabs Group Limited (NASDAQ: VRAX) ("Virax" or the "Company") today announced that, through its China subsidiary, Shanghai Xitu Consulting Co., Ltd., it has entered into non-exclusive distribution agreements with AmyJet Scientific Inc., Jiangsu Real-Gen Biotechnology Co., Ltd., and Zhixi (Shanghai) Biotechnology Co., Ltd. for its ImmuneSelect research-use immune profiling products.

ImmuneSelect is Virax's commercially available research-use-only ("RUO") immune profiling portfolio and is distinct from ViraxImmune™, the Company's in-development diagnostic platform. The appointments build on initial ImmuneSelect product sales from Virax's existing mainland China operations and complement its previously announced exclusive commercial supply agreement with Fosun Diagnostics across six Southeast Asian markets.

Under the agreements, the distributors will purchase ImmuneSelect products from Virax for resale within their respective authorised markets and customer segments. The distributors will manage local sales, customer engagement and customer training on product use and storage, with Virax providing product supply, documentation and technical support.

The agreements establish non-exclusive distribution channels for specified customer segments across Beijing, Shanghai, Hubei, Jiangsu, Anhui and Shandong. These territories include major Chinese biotechnology centres such as Beijing's Zhongguancun Life Science Park, Shanghai's Zhangjiang Pharma Valley, Suzhou's BioBAY and Wuhan's BioLake. Suzhou Industrial Park reports that BioBAY alone hosts more than 600 biomedical enterprises, illustrating the scale of one of the research markets Virax intends to address.

KEY HIGHLIGHTS:

•
Three non-exclusive appointments create distribution routes to specified research customers across six mainland Chinese markets, including major biotech centres in Beijing, Shanghai, Suzhou and Wuhan.
•
AmyJet, which reports more than 200 international life sciences supplier relationships and already offers ELISpot and other immunology research reagents, will target industrial and biotechnology customers in Beijing, Shanghai and Hubei.
•
Jiangsu Real-Gen, with a regional presence in Suzhou, Nanjing, Hefei and Jinan, will target academic, biopharmaceutical and other research customers in Jiangsu, Anhui and Shandong.
•
Zhixi adds a targeted Shanghai academic sales channel, supported by the research-reagent trading experience of its common ownership with Shanghai KEL Biotech.

•
The initial product focus is ELISpot assay plates and antigen-specific peptide pools for infectious disease, vaccine and cellular immunity research.
•
Local distribution supports commercial expansion while limiting the need to build a larger direct sales organisation.

"China represents an important opportunity for ImmuneSelect, with substantial biotechnology and academic research activity in cellular immunology, vaccine development and infectious diseases," said James Foster, Chairman and Chief Executive Officer of Virax Biolabs. "These appointments allow us to reach prospective customers through established local distribution networks, with the objective of converting product evaluations into orders and building recurring reagent sales. Importantly, we can pursue that opportunity while maintaining a disciplined, capital-efficient commercial model."

About Virax Biolabs Group Limited

Virax Biolabs Group Limited is a biotechnology company focused on immune response detection and T cell immune profiling. The Company is developing in vitro diagnostic technologies for viral and immune-mediated diseases, with an initial strategic focus on post-acute infection syndromes, including Long COVID, and related areas of chronic immune dysfunction. Its principal programs are ViraxImmune™, an in-development T cell-based immune profiling and diagnostic platform, and ImmuneSelect, a research-use-only portfolio of peptide pools, ELISpot plates and related immune reagents.

For more information, please visit www.viraxbiolabs.com.

About AmyJet Scientific

AmyJet Scientific Inc., founded in 2010 and headquartered in Wuhan, China, is an established life sciences distributor specialising in research reagents, laboratory technologies and technical services. The company reports long-standing relationships with more than 200 international life sciences suppliers, including manufacturers of ELISpot assays and cellular immunology research products. AmyJet serves biotechnology and pharmaceutical companies, diagnostic developers, universities and research institutions through its domestic distribution network, supported by international sourcing, logistics and technical support capabilities.

For more information, please visit www.amyjet.com.

About Jiangsu Real-Gen Biotechnology

Jiangsu Real-Gen Biotechnology Co., Ltd., founded in 2011 and headquartered in Suzhou, is an established life sciences distributor supplying research instruments, reagents and consumables across immunology, cell biology and molecular biology. The company maintains regional operations in Nanjing, Hefei and Jinan and serves customers in biopharmaceutical research, cell therapy, academic institutions and government laboratories. Its portfolio includes products from international life sciences suppliers, including Bio X Cell.

For more information, please visit www.realgen-bio.com.

About Zhixi (Shanghai) Biotechnology

Zhixi (Shanghai) Biotechnology Co., Ltd. is a Shanghai-based life sciences distributor under common ownership with Shanghai KEL Biotech. The two companies focus on different product portfolios and can each serve customers in China and overseas.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base such statements on our expectations and projections about future events derived from information currently available to us. Such statements relate to future events or future performance, including commercial adoption, potential market expansion, purchase orders, revenues and expected benefits of our distribution agreements. Forward-looking statements can be identified by words such as "may," "expects," "plans," "anticipates," "believes," "potential," and similar expressions.

In evaluating these statements, you should consider factors including the possibility that the China distribution agreements may not generate anticipated orders or revenues, that customer evaluations may not result in commercial adoption, our ability to meet market and technical requirements, dependence on third-party distributors and manufacturers, supply chain and competitive risks, and uncertainties associated with our in-development diagnostic programs. These factors and others could cause actual events and results to differ materially from those expressed or implied by forward-looking statements.

These forward-looking statements are based on information currently available to Virax and its present plans or expectations. Additional risks and uncertainties are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2026 and in other filings with the U.S. Securities and Exchange Commission. Forward-looking statements are predictions, not guarantees. Virax undertakes no obligation to publicly update or revise these statements, except as required by applicable law.

Company Contact:

Virax Biolabs Group Limited
Phone: +44 20 7788 7414
Email: info@viraxbiolabs.com